Filed Pursuant to Rule 424(b)(2)
File No. 333-140852

PROSPECTUS

STEN CORPORATION

$875,000	Three Month Renewable Unsecured Subordinated Notes
$2,500,000	Six Month Renewable Unsecured Subordinated Notes
$7,500,000	One Year Renewable Unsecured Subordinated Notes
$7,500,000	Two Year Renewable Unsecured Subordinated Notes
$5,000,000	Three Year Renewable Unsecured Subordinated Notes
$250,000	Four Year Renewable Unsecured Subordinated Notes
$1,250,000	Five Year Renewable Unsecured Subordinated Notes
$125,000	Ten Year Renewable Unsecured Subordinated Notes

          We are offering an aggregate principal amount of up to $25 million of our renewable unsecured subordinated notes. Notes with certain terms may not always be available. We intend to commence the offering promptly. The offering will be made on a continuous basis, and is expected to continue for a period in excess of 30 days. We will establish interest rates on the securities offered in this prospectus in prospectus supplements. Once you purchase a note, changes in interest rates will not affect the interest rate of your note up to its maturity. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations. Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we or you elect not to have them renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note.

          After giving you thirty days advance written notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest. You or your representative also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we do elect to repurchase your notes, charge you a penalty of up to three months of interest on notes with three month maturities and up to six months of interest on all other notes. Our obligation to repurchase notes prior to maturity for any reason in a single calendar quarter is limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

          The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

          The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity.

          This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement that describes the interest rate and maturity for those securities.

          An investment in the securities described in this prospectus involves risks. Please see “Risk Factors” beginning on page 9.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	100%	100%
Selling Agent Commissions	3%	3%
Proceeds to STEN Corporation, before expenses	97%	97%

          The selling agent will not receive the entire 3% gross commission on notes with terms of less than two years unless the notes are successively renewed for a total term of two years or more. See “Plan of Distribution” for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as servicing agents and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.

          Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.

          We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. Wells Fargo Bank, National Association will act as trustee for the notes.

This prospectus is dated April 5, 2007.

TABLE OF CONTENTS

Prospectus

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell an aggregate of up to $25,000,000 of our renewable unsecured subordinated notes. This prospectus provides you with a general description of those securities. We will also provide you with a prospectus supplement that will contain specific information about the interest rates of the notes we are offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

          The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

NOTICES TO CERTAIN INVESTORS

          California Investors. Each purchaser of our securities in California must meet one of the following suitability standards: (1) annual gross income of at least $65,000 and net worth of at least $250,000 (exclusive of home, home furnishings and automobiles) or (2) net worth of at least $500,000 (exclusive of home, home furnishings and automobiles). This offering was approved in California on the basis of a limited offering qualification where offers/sales can only be made to investors who meet the foregoing suitability standards. We did not have to demonstrate compliance with some or all of the merit regulations of the Department of Corporations as found in Title 10, California Code of Regulations, Rule 260.140 et seq.

PROSPECTUS SUMMARY

          This section is a summary of certain information selected from this prospectus, including information incorporated by reference. This summary is an overview and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in the prospectus supplement, this prospectus, our financial statements and other information incorporated by reference into this prospectus and the prospectus supplement, including the discussion of risks relating to an investment in the notes we are offering under “Risk Factors” beginning on page 9 and any discussion in the prospectus supplement for the purposes of updating these risks. Except when we are discussing repayment obligations under the notes, which are solely obligations of STEN Corporation, the terms “we,” “our,” and “us” refer to STEN Corporation and our consolidated subsidiaries.

STEN CORPORATION

          STEN Corporation (Nasdaq: STEN) is a diversified business. In November 2006, we made the strategic decision to devote substantially all of our resources to developing an automobile finance business conducted through STEN Credit Corporation (“STEN Credit”), a wholly-owned indirect subsidiary of STEN Corporation. Through STEN Credit (formerly known as Colfax Financial Corporation) we provide automobile loans to consumers regardless of credit history and provide inventory financing to used car dealers, typically referred to as “floorplan financing.”

          Our loans are offered to consumers through a limited number of “dealer-partners” who benefit by being able to sell vehicles to consumers who otherwise could not obtain traditional financing. The terms of the loan to the consumer are guaranteed with full-recourse of the loan obligations to the dealer-partner and generally bear interest at 29.9%. In the event that there is a repossession of the automobile because of a default on the loan, the repossession is generally carried out by the dealer-partner. Under the agreement with the dealer-partners, the dealer-partner maintains a “reserve” or “hold-back” with STEN Credit as additional collateral for the recourse guarantee equal to approximately 25% of the outstanding installment note receivable balance. We return the dealer-partner reserve amount to the dealer only after the net amount due to us from all contracts covered by the dealer recourse arrangement have been fully satisfied and then we pay the reserve amount to the dealer in installments as we collect amounts due on the installment notes from borrowers. The dealer also pays to us a discount fee of up to 7% of the face value of the installment receivable note at the time it is entered into. We also finance a portion of the dealer-partner inventory through a floorplan program. Under this program, we finance up to the full wholesale cost of the dealer’s vehicle inventory and we hold title to the vehicles and the related dealer reserve as collateral. As each vehicle is sold by the dealer, the loan advance against that piece of collateral is repaid. At December 31, 2006, we had consumer loan and floorplan programs in place with three dealer-partners located in the Phoenix, Arizona area. To assist in the operation and expansion of our automobile finance business, we hired Robert Rolfson as the President and Chief Operating Officer of STEN Credit effective April 2, 2007.

          Although we believe our primary focus in the future will be our automobile finance business, we continue to be a diversified company. In addition to our automobile related businesses, we operate three other businesses. Since October 2006, our subsidiary, STEN Financial and its subsidiary Alliance Advance, Inc. have provided payday cash advances through a website at www.moneyworldlending.com, and deferred presentment loans and check cash services through a retail store in Tempe, Arizona and through three stores located in Salt Lake City, Utah. Since July 2005, our subsidiary, Burger Time Acquisition Corporation, has operated a chain of thirteen quick service restaurants under the Burger Time name. Since May 2003, through our Stencor, Inc. subsidiary, we have provided contract manufacturing services at our Jacksonville, Texas facility. Historically, we have provided contract services exclusively to a single customer; however, we are currently engaged in a program to develop additional contract sales. In addition, in February 2007, we began testing a plan to develop our own “Buy Here/Pay Here” retail used car business where we both sell used cars and finance their sale to customers that typically would not qualify for conventional financing as a result of limited credit histories or past credit problems. We are initially leasing used car lots in Arizona and operating these two used car lots under the names: “EasyDrive Cars and Credit” and “Best Price Auto Sales.”

THE OFFERING

          The following is a brief summary of some of the terms of the notes offered for sale by this prospectus. For a more complete description of the notes and the terms of this offering, see “Description of the Notes” in this prospectus.

Issuer	STEN Corporation

Trustee	Wells Fargo Bank, National Association

Selling and Servicing Agent	Sumner Harrington Ltd.

Securities Offered

Renewable Unsecured Subordinated Notes.
The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us.

Method of Purchase

Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. As our servicing agent, Sumner Harrington Ltd. will mail you written confirmation that your subscription has been accepted.

Denomination	You can choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts in increments of $1.00.

Offering Price	100% of the principal amount per note.

Rescission Right

You can rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes – Rescission Right” for additional information.

Maturity

You can generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital needs and the maximum amount of each type of note we are offering, we may not sell notes of all maturities at all times.

Interest Rate

The interest rate paid on the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates

You can choose to receive interest payments monthly, quarterly, semi-annually, annually or at maturity. If you choose to receive interest payments monthly, you can choose the day on which you will be paid. You may change the interest payment schedule or interest payment date once during the term of your note.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption on Maturity

Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid. If you elect repayment of your note, your note will not earn interest on or after the maturity date. This 15-day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If similar notes are not being offered at the time of renewal, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of your existing notes if no such rate is specified. The interest rate being offered upon renewal may, however, be different than the interest rate on your original note. See “Description of the Notes – Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase	After giving you 30 days’ advance written notice, we may redeem the notes at a price equal to their original principal amount plus accrued but unpaid interest.

You or your representative may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we elect to repurchase your notes, charge you a penalty of up to three months of interest for notes with a three-month maturity and up to six months of interest for all other notes. The total principal amount of notes that we will be required to repurchase prior to maturity, for any reason in any calendar quarter, will be limited to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous quarter.

See “Description of Notes – Redemption or Repurchase Prior To Stated Maturity.”

Consolidation, Merger or Sale

Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligation to pay principal and interest on the notes pursuant to the indenture. For a description of these provisions see “Description of the Notes – Consolidation, Merger or Sale.”

Ranking; No Security	The notes:

	•	are unsecured;

	•	rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities;

	•	rank junior to our existing and future secured debt;

	•	rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinated notes which will rank equally with the notes; and

	•	rank junior to other of our financial obligations, including our existing obligations to lenders which totaled $4,074,809 at December 31, 2006.

At December 31, 2006, STEN Corporation had outstanding borrowings of $750,000 under a loan agreement with Citizens Independent Bank dated January 18, 2006 and last amended January 8, 2007, which is the maximum amount available to us under this arrangement. The obligations to Citizens Independent Bank are secured by substantially all of our assets of STEN Corporation, as well as personal guarantees of Kenneth W. Brimmer and Gary Copperud, and a pledge of the stock of Burger Time Acquisition Corporation held by STEN Corporation. Mr. Brimmer and Mr. Copperud are directors and officers of the Company. Our obligation to repay Citizens Independent Bank is senior to our obligation to repay the notes.

Since December 31, 2006, our subsidiary, STEN Credit Corporation (formerly known as Colfax Financial Corporation), incurred $1,250,000 in debt, consisting of a $750,000 loan from Crown Bank by a promissory note dated January 11, 2007 that was repaid on February 13, 2007, and two notes from private lenders, one in the principal amount of $400,000 dated January 2, 2007 one in the principal amount of $100,000 dated January 24, 2007. The $400,000 note is secured by a portion of STEN Credit’s dealer floorplan receivables with a face value equaling the amount of the promissory note. The $100,000 note is unsecured, but is unconditionally guaranteed by STEN Corporation. On February 13, 2007, STEN Credit entered into a credit agreement with R.W. Sabes Investment, LLC that permits it to draw up to $3 million from time to time, depending upon certain conditions relating to the collateral securing these obligations. The obligations of STEN Credit are secured by substantially all of the assets of STEN Credit, a guaranty by STEN Corporation and the obligations of STEN Corporation under the guaranty are secured by substantially all of its assets. On February 13, 2007, STEN Credit drew $1,845,845 under this credit agreement.

Restrictive Covenants	The indenture governing the notes contains limited restrictive covenants. These covenants:

	•	require us to maintain a positive net worth; and

	•	prohibit us from paying dividends on our capital stock if there is an event of default with respect to the notes or a payment of the dividend would result in an event of default.

The covenants set forth in the indenture are more fully described under “Description of the Notes – Restrictive Covenants.” These covenants have significant exceptions.

Use of Proceeds

If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $23 million of net proceeds from this offering after deducting the selling agent’s commissions and estimated initial offering expenses payable by us. The exact amount of net proceeds may vary considerably depending on how long the notes are offered and other factors. We expect to use the proceeds from the offering to grow our Colfax Financial business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to our Colfax Financial business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. Until the capital is deployed, we will invest the proceeds in short-term investment grade financial instruments. See “Use of Proceeds.”

Absence of Public Market and Transfer Restrictions	There is no existing market for the notes.

Sumner Harrington Ltd. has advised us that it does not intend to make a market in the notes after the completion of this offering and we do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes – Transfers.”

Book Entry

The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes – Book Entry Registration and Transfer.”

RISK FACTORS

          An investment in the notes we are offering involves a high degree of risk. You should carefully consider the risks described below relating to our consolidated business, as well as the risks relating to each of our businesses: our automobile finance business, our Burger Time restaurant business, our contract manufacturing business, our payday lending business and our Buy Here/Pay Here used car sales business. You should also carefully consider the risk factors below relating to the purchase of notes. These risks also may influence the outcome of any forward-looking statement.

          Before you invest in the notes, you should read all of these risks together with all of the other information included in this prospectus. You should also consider the other information in this prospectus and any prospectus supplement, as well as other documents incorporated by reference into this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.

RISK FACTORS RELATING TO OUR BUSINESS

RISKS RELATED TO OUR CONSOLIDATED BUSINESSES

          The diversity of our current and future businesses may divert management attention from each of our businesses, intensify the risks of our businesses, and result in poor consolidated financial performance.

          Over the past five years we have purchased, sold, developed or tested several different businesses. While each of our current businesses share certain risks related to their small size in relation to industries characterized by numerous well-established competitors who have substantially greater financial resources and longer operating histories, each of these businesses has many unique risks associated with it. Further, all of our businesses depend on a common executive management team. Because of the number of businesses we operate and their diversity, our management may not be able to timely respond to the needs of each of our businesses and therefore, the risks inherent in each of our businesses may affect us more acutely.

          As a result of the sale of our Medical Products business in November 2004, the sale of our LifeSafe business in June 2005, and the relative lack of growth in our Burger Time business and our contract manufacturing business, we made the strategic decision in November 2006 to devote substantially all of our limited resources to developing an automobile finance business conducted through STEN Credit Corporation (formerly known as Colfax Financial Corporation). We also have invested some of our resources in exploring other business opportunities. We do not intend to limit our consideration of future business opportunities to any particular industry, to the industries in which we have prior experience, or to those businesses that have synergies with our existing businesses. To be successful, we must successfully execute multiple business plans at the same time. Our lack of focus on a single business activity, together with the significant risk of failure of each of our businesses and the limited experience of our executive management in any of our businesses, may contribute to poor financial performance for each of our business and harm our consolidated financial performance.

          If we cannot successfully develop a new business, integrate it into our existing businesses, and realize the anticipated benefits of the new business, our financial condition and operating results may suffer.

          Historically, part of our business strategy has been to identify and test the viability of new business opportunities. While we have further developed some business opportunities, such as our payday lending business, we have also determined that some business opportunities were not viable, such as the Pay Centers business of self-service financial kiosks. We are currently evaluating at least one additional business, our Buy Here/Pay Here automobile sales business operated under the name EasyDrive Cars and Credit. We will not develop every business we evaluate. Further, exploring new business opportunities can be time consuming, result in significant expenses that may never be recouped and may divert management’s attention from our existing businesses. Even if we determine to further develop a business, the integration of any new business into our ongoing business will likely be a complex, time consuming and expensive process and may disrupt business operations if not completed in a timely and efficient manner. Our failure to successfully integrate any new businesses with our existing businesses, which may be particularly difficult given the diversity of our existing businesses or to receive the anticipated benefits of new businesses could have a material adverse effect on our business, financial condition and operating results.

          Our historical financial results may not be indicative of future results because of our change in strategic direction.

          In our fiscal year ended October 1, 2006, our total revenues were $8,878,563, consisting of revenue from our Burger Time business of $6,692,181, revenue from our corporate and contract manufacturing business of $2,156,069 and revenue from our STEN Financial business of $30,313. In November 2006, we made the strategic decision to focus substantially all of our limited resources on the automobile finance business conducted by our STEN Credit subsidiary. Because this business was not included in our fiscal year 2006 results, our historical financial results may not be indicative of our future financial results. Further, because our operating history with respect to our STEN Credit business is very limited, these operations provide only a limited basis for you to assess our consolidated business.

          Our subsidiaries own nearly all of our assets and earn nearly all of our total operating revenues and our ability to repay our indebtedness depends upon the performance of these subsidiaries and their ability to make distributions to us.

          STEN Corporation is a holding company and it currently conducts its operations through consolidated subsidiaries. As a result, substantially all of our assets are owned, and our cash flows are generated, by our subsidiaries. Accordingly, STEN Corporation depends upon dividends, loans and other intercompany transfers from our subsidiaries to meet our debt service and other obligations. These transfers are subject to the earnings of our subsidiaries. If our subsidiaries do not pay dividends or other distributions, we may not have sufficient cash to fulfill our obligations.

          We are dependent on management and key personnel to succeed.

          Our future success depends, in significant part, upon the continued service and performance of our senior management and other key personnel, in particular, Kenneth W. Brimmer, our Chief Executive Officer, and Mark F. Buckrey, our Chief Financial Officer. The loss of Mr. Brimmer’s services could impair our ability to effectively manage our company and to carry out our business plan. In addition, the failure of Mr. Brimmer to serve as our Chairman and Chief Executive Officer would result in an event of default under our loan arrangement with R.W. Sabes Investment, LLC. We are also dependent upon key personnel in each of our businesses and the ability of our management to effectively manage and grow our various businesses. In addition, competition for skilled employees in our industry is intense. Our future success also depends on our continuing ability to attract, retain and motivate highly qualified managerial, service, technical and sales personnel. Our inability to retain or attract qualified personnel could have a significant negative effect and materially harm our business and financial condition.

          Our management has no prior experience in the automobile finance business, the payday lending business, or the retail used car business.

          While we have historically been a diverse business, our business had been primarily focused on the development, marketing, manufacturing and sale of various medical products and since July 2005, our Burger Time restaurant business. Therefore, our management team has no prior experience in our automobile finance business, our payday lending business or our retail used car business. Because of the inexperience of our management, we cannot assure you we will be able to manage each of these businesses profitably, particularly during the critical start-up phase of each business, or be able to identify and effectively pursue growth opportunities in any of our existing businesses. Our lack of experience in each of these businesses could result in significant losses for our businesses or failure of a single or particular business, either of which would negatively effect and materially harm our business and financial condition.

          Material weaknesses in our internal controls could have a material adverse effect on us.

          Effective internal controls over financial reporting are necessary for us to provide reasonable assurance with respect to our financial statements and to effectively prevent fraud. We are in the process of complying with the mandates of Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such controls, in our annual reports for fiscal years ending on or after December 15, 2007. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to implement required, new, or improved controls, if we encounter difficulties in implementing internal controls, or if we fail to remediate any existing or future material weakness, we may not be able to timely and reliably report our financial information, which may result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations. The existence of a material weakness in internal controls, difficulties in implementing appropriate internal controls, and the development and implementation of internal control plans and remediation plans may also result in increased expense associated with accounting, auditing and compliance professionals. Our inability to provide timely and reliable financial information and otherwise meet our reporting obligations could cause our shareholders, existing investors and prospective investors to lose confidence in our reported financial information. This inability could also damage our reputation with shareholders, investors, lenders, customers, suppliers and others.

RISKS RELATED TO OUR AUTO FINANCE BUSINESS

          The future growth of our auto finance business depends significantly on the availability of capital resources and if such capital is not timely available to us on terms acceptable to us, our auto finance business may suffer.

          Our auto finance business requires substantial cash to support entering into loans, financing inventory, and other cash requirements, in addition to debt service. To the extent that increases in the volume of loans provide income, a substantial portion of such income is received by us in cash over the life of the loans. The cash requirements of our automobile finance business is capital intensive and has required and will require cash flow outlays that are disproportionate to current income generated by the cash flows. In order to expand our loan programs with our dealer-partners, we may require additional capital in the future to fund installment notes and dealer floor plan financing. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. Further, if we are unable to meet the needs of our dealer-partners for consumer financing or dealer floor-plan financing, our dealer-partners may lose confidence in our ability to service this aspect of their business and may seek alternative sources for such programs. Factors which could affect our access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of our business, results of operations, leverage, financial condition and business prospects, and the performance of our automobile finance business.

          Our automobile finance business would be harmed if we cannot maintain and expand relationships with independent dealers.

          We enter into automobile contracts primarily through recourse relationships with two automobile dealer-partners and recently have developed a dealer-partnership with a third dealer. Many of our competitors have long-standing relationships with used automobile dealers and may offer dealers or their customers other forms of more attractive or favorable financing that we currently do not provide. Our dealer-partner program may be difficult to develop with new dealers in its current form if these dealers determine that alternative programs are more attractive. Additionally, because we compete with some of our dealer-partners in our Buy Here/Pay Here retail used car business; it may be more difficult for us to maintain our relationships with dealer-partners. If we are unsuccessful in maintaining and expanding our relationships with dealers, we may be unable to purchase contracts in volume and on the terms that we anticipate and consequently our automobile finance business would be materially and adversely affected.

          We currently depend upon a limited number of dealer-partners for our automobile finance business.

          We currently have dealer-partner agreements with three automobile dealers and our largest dealer accounted for approximately 47.5% of our automobile finance receivables at December 31, 2006. Because the dealer-partner agreements do not obligate a dealer to provide customer financing through STEN Credit or use our dealer-financing programs on an exclusive basis or for any particular period of time, our dealer-partners could cease using STEN Credit for their financing at any time and for any reason. If any one of our dealer-partners ceased doing business with us or materially reduced the amount of business it does with us, our automobile finance business would be materially harmed.

          Because we loan money to borrowers with impaired credit or limited credit histories, we may have a higher risk of loan delinquencies and defaults.

          Substantially all of our automobile contracts involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than are permitted by traditional lenders and we also enter into loans with higher loan-to-collateral value than most other lenders in the auto-financing business. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally have a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit profiles. Delinquency may interrupt the flow of projected interest income from a loan, and default could eventually lead to credit losses.

          The dealer floor plan program we offer exposes us to losses that are generally greater than similar types of inventory financing.

          A dealer floor plan program involves the basic risks inherent in inventory financing, such as the risk that the dealer’s cost of holding the inventory may result in a loss on the ultimate sale of the inventory and make it more difficult for the dealer to repay the amount borrowed for the inventory financing. However, because of our inability to exercise full control over the floored items of inventory, our exposure to loss is generally greater than in other similar types of financing. Further, most dealers have minimal capital bases relative to debt. As a result, if the value of the collateral at the time of the loan to the dealer-partner or subsequently is less than the amount financed, we may face greater risk that any delinquency will not be covered by the collateral and losses.

          The automobile finance business is highly competitive.

          The automobile finance market is highly fragmented and is served by a variety of companies. The most significant competition in our segment comes from “buy here, pay here” dealerships where the dealer finances the consumer’s purchase and services the consumer loan themselves. The market is also currently served by banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies; both publicly and privately owned. Many of these companies are much larger and have greater financial resources than are available to us, and many have long-standing relationships with automobile dealerships. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and consumers. In seeking to establish STEN Credit as one of the principal financing sources of our dealer-partners, we intend to compete predominately on the basis of service and strong dealer relationships, and by offering the dealer-partners a high level of assurance that their customers will qualify for financing, removing one barrier to the dealer-partners’ completion of the sale. While we are only aware of a few companies that offer a credit approval program similar to ours, there is the potential that significant direct competition could emerge and that we may be unable to compete successfully.

          The automobile finance industry is highly regulated by federal, state and local laws.

          Our automobile finance business is subject to various laws and regulations which require licensing and qualification; limit the interest rate, fees and other charges associated with loans, require specified disclosures to consumers and define the rights to repossess and sell collateral. Failure to comply with, or an adverse change in, these laws or regulations could have a material adverse effect on our automobile finance business by, among other things, limiting the jurisdictions in which this business may operate, restricting the ability to realize the value of the collateral securing the loans, making it more costly or burdensome to do business, or resulting in potential liability. In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on our automobile finance business.

          Adverse economic conditions, particularly in Arizona, could adversely affect our auto finance business.

          Our auto finance business is affected by changes in general economic conditions, including changes in employment rates, prevailing interest rates and real wages. Because our existing dealer-partners are located in the Phoenix, Arizona area and a majority of the consumers to whom we lend are located in the Phoenix metropolitan area, our auto finance business will be particularly affected by changes in economic conditions in Phoenix, the surrounding area, or in Arizona generally. During periods of economic slowdown or recessions, we may experience a decrease in demand for loans, an increase in our costs, a decline in collateral values or an increase in loan delinquencies and defaults, or the failure of a dealer-partner. A decline in collateral value and an increase in loan delinquencies and defaults increase the possibility of losses. Any sustained period of increased loan delinquencies, defaults, losses, or dealer-partner failures would materially and adversely affect the financial condition, results of operations and business prospects of our automobile finance business.

          Our automobile finance business is subject to seasonality that may cause our quarterly operating results to fluctuate materially.

          Our automobile finance business is seasonal in nature with demand generally higher in our existing market during the first quarter of the calendar year, which corresponds with the second quarter of each of our fiscal years. Therefore, we expect that we will typically experience periods of increased revenues during the second quarter. Additionally, because demand for financing products is tied to the demand for used automobiles, our revenues will be adversely affected by a decrease in demand for used automobiles. However, because the timing of demand for used automobiles and the strength of the demand is difficult to anticipate, we cannot estimate the fluctuation of our sales from quarter to quarter in a fiscal year or the impact of such demand from year to year.

          Fluctuations in interest rates could adversely affect our net interest income and the profitability of our lending activities.

          Our results of operations depend to a large extent upon our net interest income, which is the difference between interest received by us on the automobile installment contracts and the interest payable under the sources of funds we use to finance the installment contracts.

          Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, which are beyond our control. Several factors affect our ability to manage interest rate risk, such as the fact that automobile contracts are entered into at fixed interest rates, while amounts borrowed under our credit facilities may bear interest at different rates. In addition, the interest rates charged on the automobile installment contracts are limited by statutory maximums, which restrict our ability to ensure we receive a stable net interest income on the installment contracts. Therefore, we cannot predict the profitability of our lending activities.

          Potential legislative initiatives and future regulatory requirements could affect our automobile lending business.

          The consumer lending industry, and in particular, the sub-prime lending industry, has historically been the subject of considerable societal and political attention focusing on concern over predatory or deceptive lending practices, reduction in availability of prime lending for these consumers, violations of equal opportunity lending laws, and racial targeting by lenders. Legislation has been introduced in some states to create or reduce the maximum interest rate allowed by law and to require additional lending disclosures. While it is not possible to determine what legislation might be adopted, federal and state regulations regarding consumer lending are subject to future change. We cannot predict the impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could adversely affect our business. These changes also could, for example, limit the types of loan products we offer, increase our liability or increase our cost to offer such services. These changes may relax some requirements, which could prove beneficial to our competitors and thus adversely affect our business. We cannot assure you that future legislation and regulation will not adversely affect our business, financial condition and results of operations.

          Defaults by consumers on their automobile loans and the resulting repossessions of their vehicles may expose us to risk of increased default by our dealer-partners who guaranty the consumer installment notes, or potential disputes, and liability relating to the vehicle repossessions.

          In our automobile finance business, our dealer partner is assigned the responsibility of repossessing vehicles in the case of default under the consumer installment notes. The rate of default and repossessions varies from dealer to dealer, however, we estimate the historic rate to be approximately 20% of all contracts entered into. Although our dealer-partner is responsible for making the repossessions, a consumer may claim that we are vicariously responsible for wrongful actions of the dealer-partner in performing the repossession. Because of the possibility of legal claims arising from defaults and repossessions, we may become involved in legal disputes with consumers or dealer-partners. Our agreement with the dealer-partner provides that the full amount of the consumer’s installment note contract is with full recourse to the dealer, meaning that the dealer must satisfy any remaining loan balance in the event of default. However, the high percentage of defaults by consumers could make it more difficult for dealer-partners to be able to satisfy their obligation to us, especially if the dealer-partner is not able to resell a repossessed vehicle and obtain at least the amount of the outstanding loan balance. Defaults by consumers and repossessions by dealer-partners may increase claims against us and the rate of defaults by dealer-partners, either of which will adversely affect our business, financial condition and results of operations.

          Negative public opinion could damage our reputation and adversely impact our earnings.

          Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract dealer-partners, loan customers, and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our dealer-partners, customers and communities, we believe that reputation risk will always be present in the automobile loan business, especially the sub-prime automobile lending business. Our inability to control the public’s perception of our automobile loan business could have a material adverse effect on our financial condition.

RISKS RELATING TO OUR BURGER TIME BUSINESS

          We expect future growth in our Burger Time business to be limited.

          Because of our current strategic focus on other businesses, we currently do not expect to significantly expand the number of our Burger Time restaurants. Therefore, our success in the Burger Time business will be limited to the performance of our existing Burger Time restaurants and the few, if any, additional Burger Time restaurants we open. We cannot assure you that we will be able to achieve any sales growth in our existing Burger Time restaurants or maintain same-store sales growth. If we do determine to open an additional Burger Time restaurant, we cannot assure you that any new restaurant will be accretive to our earnings, either in the short-term or long-term, particularly because of factors such as the acceptance of the Burger Time concept in new markets, competition and market saturation.

          The success of our Burger Time business depends on our ability to successfully compete with other participants in the foodservice industry.

          The foodservice industry is intensely competitive. Each of our Burger Time restaurants competes with a wide variety of foodservice operations, including national and regional restaurant chains, locally owned restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food stores, as well as supermarkets and convenience stores. The following are important aspects of competition:

•	restaurant location;

•	food quality and value;

•	quality and speed of service;

•	attractiveness and repair and maintenance of facilities; and

•	the effectiveness of marketing and advertising programs.

          Many businesses that compete with our Burger Time restaurants have substantially greater financial, marketing and other resources than we have. Our competitors could also make changes to pricing or other marketing strategies. As our competitors expand operations or product offerings, we expect competition to intensify. If we are unable to compete effectively, our business will be adversely affected.

          Local consumer preferences and perceptions, seasonality and local economic conditions may have significant effects on our Burger Time business.

          Our Burger Time restaurant business is affected by changes in local consumer tastes, including consumer concerns with respect to the nutritional value of fast food. Multi-site restaurants such as ours can also be materially and adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one or a limited number of restaurants.

          Our Burger Time business is also affected by regional and local economic conditions and demographic trends, such as unfavorable trends or developments in inflation, increased food, labor and employee benefit costs (including increases in hourly wage and unemployment tax rates), and shortages in the local availability of experienced management and hourly employees. Further, changes in economic conditions affecting our customers could reduce sales in some or all of our restaurants or impose practical limits on pricing, either of which could have a material adverse effect on our financial condition and results of operations. The performance of individual restaurants also may be adversely affected by traffic patterns, demographics and the type, number and locations of competing restaurants. Because a significant number of our Burger Time restaurants are located in areas which experience severe winter conditions, individual restaurant performance may also be affected by adverse weather conditions. Our continued success will depend in part on our management’s ability to anticipate, identify and respond to changing conditions.

          We may not be successful in operating Burger Time restaurants profitably.

          The financial success of our Burger Time business depends on our ability to operate our thirteen Burger Time restaurants profitably. The profitability of our restaurants is dependent on a number of factors. The most significant factors are:

•	the availability of management, restaurant staff and other personnel;

•	effective advertising campaigns and local marketing;

•	effective menu pricing;

•	appealing menu items;

•	increases in minimum wage and the impact of other employment laws;

•	increases in food, labor and other operating costs related to new menu initiatives;

•	the ability to manage a number of restaurants in many geographic areas with a standardized operational and marketing approach; and

•	the extent of competitive intrusion in the market.

          Further, the performance of our individual restaurants may be adversely affected by local factors such as traffic patters, demographic characteristics and the type, number and location of competing restaurants. We cannot assure you that any particular Burger Time restaurant or our Burger Time business as a whole will operate profitably.

          Our Burger Time business is subject to federal, state and local laws and regulations.

          Our Burger Time business is subject to federal, state and local laws and regulations governing, among other things:

•	health;

•	sanitation;

•	environmental matters;

•	safety; and

•	hiring and employment practices, including minimum wage laws.

          Our restaurant operations are also subject to federal and state laws that prohibit discrimination and laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. If we fail to comply with these laws and regulations, our Burger Time restaurants could be subjected to closure and we could be subject to fines, penalties, and litigation, which may be costly.

          The profitability of our Burger Time business depends on our ability to control restaurant costs and to assure timely deliveries of restaurant inventories.

          The profitability of our Burger Time business depends, in part, on our strategies to control food costs and the cost of inventories, such as paper, napkins and supplies. Our dependence on commodities subject us to the risk that shortages or interruption in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality or cost of ingredients. Changes in the price of commodities, particularly beef, could materially impact our profitability. Further, we may not be able to react to increased food costs or costs of paper goods by adjusting our supply or menu pricing. If quality, quantity and cost of food and restaurant inventories is adversely affected, or if we experience raw material supply or delivery difficulties, the operating results of our Burger Time business would be adversely affected.

RISKS RELATING TO OUR CONTRACT MANUFACTURING BUSINESS

          Our contract manufacturing business is dependent on a single customer.

          For the year ended October 1, 2006, we realized sales of approximately $2,156,000 and approximately $465,500 in gross profit from our contract manufacturing business, all of which were derived from sales to STERIS Corporation. In the period ended December 31, 2006, we had sales of approximately $284,000 and gross profit of approximately $300 from our contract manufacturing business, all of which were also derived from sales to STERIS Corporation.

          Our manufacturing agreement with STERIS continues through December 31, 2008, with extensions subject to agreement between the parties. STERIS may terminate the agreement at any time upon 90 days notice. While we are obligated to manufacture the products exclusively for STERIS, STERIS has the right to manufacture the products itself or arrange for another party to manufacture the products. Our manufacturing agreement with STERIS does not contain any minimum purchase obligations, nor does it contain requirements that a certain percentage of STERIS’ sales are of our products. Further, purchases by STERIS depend upon STERIS’ ability to market and sell these products to its customers effectively. STERIS may choose to devote its efforts to its other products or products that compete with ours, or may reduce or fail to devote the necessary resources to provide effective sales and marketing support of the products we manufacture and supply. We believe that our future success will continue to depend in large part upon the success of STERIS in generating demand for the products we manufacture. Any significant reduction, delay or cancellation of orders from STERIS, or the loss of STERIS as the sole customer for our contract manufacturing business, could have a negative impact upon the operating results of our contract manufacturing business.

          Our contract manufacturing business depends upon raw materials and fluctuations in the cost of raw materials may adversely affect our contract manufacturing business.

          Our contract manufacturing business depends upon raw materials, such as plastic, from third-party suppliers. A variety of factors can materially and adversely affect the quality, quantity and cost of raw materials available, thereby materially and adversely affecting production costs and the ability of our contract manufacturing business to generate income. If our contract manufacturing business experiences raw material supply, production or shipment difficulties, such difficulties could adversely affect our ability to supply products to STERIS. Because our contract with STERIS only provides for yearly increases in product sales prices, we are also directly affected by increases in the costs of such raw materials. Any significant increases in the quality, quantity, availability or cost of raw materials could have a negative impact upon the operating results of our contract manufacturing business.

RISKS RELATING TO OUR PAYDAY LENDING BUSINESS

          The payday loan business is highly regulated by state, federal and local governmental authorities, and such regulation may impose significant costs or limitations on the way we conduct or expand our payday lending business.

          A majority of states and the District of Columbia have legislation permitting or not prohibiting payday loans. However, during the last few years, a minority of states have adopted legislation that prohibits or severely restricts payday loans. Some states in which we operate, including Arizona, have sunset provisions in their payday loan laws that require renewal of the laws by the state legislatures at periodic intervals. Statutes authorizing payday loans typically provide state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. Under statutory authority, state regulators have broad discretionary power. State governmental authorities may impose new regulatory requirements, interpret or enforce existing regulatory requirements in different ways or issue administrative rules that affect the way we do business. Any new or increased regulation may force us modify or terminate our payday lending business in particular states. They may also impose rules that are generally adverse to this industry.

          Although states provide the primary regulatory framework under which we offer payday loans, certain federal laws also affect our business. For example, because payday loans are viewed as extensions of credit, we must comply with the federal Truth-in-Lending Act and Regulation Z adopted under the Act. Additionally, we are subject to the Equal Credit Opportunity Act, the Gramm-Leach-Bliley Act, and the Fair Debt Practices Act. Additionally, anti-payday loan legislation has been introduced in the U.S. Congress periodically, with recent legislation specifically targeting lending to military personnel. In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations and permit licensing. We believe that certain local jurisdictions may attempt to restrict payday lending through the use of local zoning and permitting laws.

          Our failure to comply with any law or regulation relating to payday lending could have a material adverse impact on our business, results of operations and financial condition by generating adverse publicity, by causing us to incur substantial expenditures, including in payment of fines or other monetary damages, or by requiring us to change the way we conduct our payday lending business. Further, any changes in these laws that adversely affects the payday lending industry may have an adverse impact on our payday lending business.

          Future regulatory requirements, particularly those governing consumer protection and lending practices, may have a significant negative impact on our payday lending business.

          Future changes in regulations or enforcement policies could impose more stringent requirements on our payday lending business, compliance with which could adversely affect this business or our expansion of it in one or more locations. We cannot predict what material impact, if any, these changes might have on our payday lending business. Future changes in regulation may affect licensing and posting fees, lending practices, such as truth in lending and installment and single-payment lending, interest rates and usury, loan amount and fee limitations, currency reporting, and privacy of personal consumer information. These changes may relax some requirements in some states, which could prove beneficial to our competitors and thus adversely affect our payday lending business. In addition, regulation of our payday lending business depends heavily on administrative interpretations. We cannot assure you that future interpretations made by regulatory authorities, with possible retroactive effect, will not adversely affect the payday lending business, its financial condition and results of operations.

          If the regulatory requirements change in any state in which we offer our payday lending services, we cannot assure you that we will be able to obtain necessary regulatory approvals in these states on a timely basis, if at all. Delays in the receipt of, or failure to receive, these approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our payday lending business, its financial condition and results of operations.

          Public perception and press coverage of payday or single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

          Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending, such as payday or single-payment lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term single-payment loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations.

          If our estimates of loan losses are not adequate, our results of operations and financial condition may be adversely affected.

          We maintain an allowance for anticipated losses for payday loans we make. To estimate the appropriate level of loan loss reserves, we consider the amount of outstanding loans owed to us, historical loans charged off, current collection patterns, and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make. Our allowance for loan losses on payday consumer loans was $4,300 as of October 1, 2006 and $71,864 as of December 31, 2006.

RISKS RELATED TO THE BUY HERE/PAY HERE USED AUTOMOTIVE RETAIL AND FINANCE INDUSTRY

          Our automotive retail and finance business may experience a higher risk of delinquency and default than traditional lenders because we loan money to credit-impaired borrowers.

          In our business of selling used automobiles and financing their sale, we anticipate that substantially all sales and automobile contracts will involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit. Delinquency interrupts the flow of projected interest income and repayment of principal from a loan, and a default can ultimately lead to a loss if the net realizable value of the automobile securing the loan (taking into account costs of repossession and sale) is insufficient to cover the principal and interest due on the loan, or the vehicle cannot be recovered. The profitability of our automobile sales and finance business depends, in part, upon our ability to properly evaluate the credit worthiness of non-prime borrowers and efficiently service such loans. Although we believe that our underwriting criteria and collection methods enable us to manage the higher risks inherent in loans made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If we experience higher losses than anticipated, our financial condition, results of operations and business prospects would be materially and adversely affected.

          A reduction in the availability or access to sources of inventory could be limited.

          We expect to acquire vehicles primarily through wholesalers, new car dealers and from auctions. There can be no assurance that sufficient inventory will continue be available to us at attractive prices. Any reduction in the availability of inventory or increases in the cost of vehicles would adversely affect gross profit percentages as we focus on keeping payments affordable to our customer base.

          The used automotive retailing industry is highly competitive and fragmented.

          We compete principally with other independent Buy Here/Pay Here dealers, some of which have extensive operations including “Drive Time” and “J.D. ByRyder,” both of which compete in the Arizona market with multiple locations. To a lesser degree, we will also compete with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. We compete for both the purchase and resale of used vehicles. Our competitors may sell the same or similar makes of vehicles that we offer at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of the competitors seek to gain or retain market share by reducing prices for used vehicles, we would likely reduce our prices in order to remain competitive, which may result in a decrease in our revenue and profitability and require a change in our operating strategies, resulting in minimal or negative gross profit.

          An economic slowdown will have adverse consequences for the used automotive industry and may have greater consequences for the non-prime segment of the industry.

          In the normal course of business, the used automotive retail and finance industry is subject to changes in regional U.S. economic conditions, including, but not limited to, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer demand and/or increased costs, which could result in lower profitability for us. Due to our focus on non-prime borrowers, the actual rate of delinquencies, repossessions and credit losses on loans could be higher under adverse economic conditions than those experienced in the automotive retail finance industry in general.

          The used automotive retail industry operates in a highly regulated environment.

          The used automotive retail industry is subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and laws regarding advertising, vehicle sales, financing, and employment practices. Facilities and operations are also subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. The violation of these laws and regulations could result in administrative, civil, or criminal penalties against us, or in a cease and desist order. As a result, we have incurred, and will continue to incur, capital and operating expenditures, and other costs in complying with these laws and regulations. Further, over the past several years, private plaintiffs and federal, state, and local regulatory and law enforcement authorities have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale of motor vehicles.

          Our business is geographically concentrated and therefore, our results of operations may be adversely affected by unfavorable conditions in our local markets.

          Our performance is subject to local economic, competitive, and other conditions prevailing in Arizona, the only state in which we have our EasyDrive Cars and Credit locations, and the state of residence of most of our customers. Our current results of operations depend substantially on general economic conditions and consumer spending habits in these local markets.

RISK FACTORS RELATING TO THE NOTES

          The notes may not be a suitable investment for all investors.

          An investment in the notes involves a high degree of risk. The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. Because the notes are unsecured, subordinate to our existing and future indebtedness, and do not restrict our ability to incur future indebtedness, the notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal. The notes may also not be suitable for you because of other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

          You lack priority in payment on the notes, which rank junior to substantially all of our existing and future debt and other financial obligations.

          Your right to receive payments on the notes is junior to our existing debt and any debt we incur in the future. Your notes will be subordinated to the prior payment in full of all of our other debt and financial obligations, including our guarantees of debt of our indirect subsidiary, STEN Credit. As of December 31, 2006, we had outstanding indebtedness of $4,074,809, consisting of:

•	$1,400,000 in notes from STEN Credit to Flash Motors relating to a consulting arrangement with Harry March, which were cancelled, along with the consulting agreement, in connection with a settlement agreement dated March 20, 2007 in exchange for the parties entering into a non-solicitation agreement and STEN Credit issuing a new note for $1,400,000 to Flash Motors;

•	two mortgage notes from our indirect subsidiary, BTAC Properties, Inc., to StanCorp Mortgage Investors, LLC for an aggregate of $1,924,809; and

•	borrowings of $750,000 under a loan agreement between STEN Corporation and Citizens Independent Bank dated January 18, 2006 and last amended January 8, 2007.

          While $750,000 is the maximum available amount under the loan agreement with Citizens Independent Bank, we may repay and reborrow these amounts from time to time through the agreement. The obligations to Citizens Independent Bank are secured by substantially all of our assets of STEN Corporation, as well as personal guarantees of Kenneth W. Brimmer and Gary Copperud, both of whom are directors and officers of our company, and a pledge of the stock of Burger Time Acquisition Corporation held by STEN Corporation. Our obligation to repay Citizens Independent Bank is senior to our obligation to repay the notes.

          Since December 31, 2006, STEN Credit incurred $1,250,000 in debt, consisting of a $750,000 loan from Crown Bank by a promissory note dated January 11, 2007 that was repaid on February 13, 2007, and two notes from private lenders, one in the principal amount of $400,000 dated January 2, 2007 one in the principal amount of $100,000 dated January 24, 2007. The $400,000 note is secured by a portion of STEN Credits dealer floorplan receivables with a face value equaling the amount of the promissory note. The $100,000 note is unsecured, but is unconditionally guaranteed by STEN Corporation. Additionally, on February 13, 2007, STEN Credit entered into a credit agreement with R.W. Sabes Investment, LLC that permits it to draw up to $3 million from time to time, depending upon certain conditions relating to the collateral securing these obligations. The obligations of STEN Credit are secured by substantially all of the assets of STEN Credit, a guaranty by STEN Corporation and the obligations of STEN Corporation under the guaranty are secured by substantially all of its assets. On February 13, 2007, STEN Credit drew $1,845,845 under this credit agreement. Any amount that is drawn under the R.W. Sabes Investment, LLC credit agreement or under loan agreement with Citizens Independent Bank will be senior to your notes while these lines of credit remain outstanding. We also may obtain additional indebtedness at any time that will rank senior to the notes you purchase. Further, we have in the past, and expect in the future, to enter into funding commitments in connection with acquisitions, investments, and to guaranty indebtedness of our subsidiaries. Our obligations under these types of arrangements may continue for several years following an acquisition or investment. These acquisition, investment and guaranty arrangements will rank senior to your notes.

          Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations all of which are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

          There will be no trading market for the notes, which may make it difficult for you to liquidate your investment in the notes.

          Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three-month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes – Repurchase Election upon Death or Total Permanent Disability.”

          The notes will have no sinking fund, security, insurance or guarantee.

          There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment. The notes are not expected to be rated by any credit rating agency such as Fitch’s, Moody’s or Standard & Poor’s.

          The notes will automatically renew unless you request repayment.

          Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid or unless the renewal is not permitted because we have not maintained qualification of the notes under applicable state securities laws. This 15-day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent. Any requests for repurchases after your notes are renewed will be subject to our approval and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

          If we do not maintain an effective registration statement for or qualification of the notes under applicable state securities laws or otherwise comply with applicable state securities laws, the notes will not automatically renew.

          As a condition to the renewal of the notes, we must maintain an effective and current registration statement covering the notes, maintain qualification of the notes, or the notes must be exempt under the applicable securities laws of the states in which certain investors live. We cannot assure you that we will continue to maintain a current registration statement for or qualification of the notes in any state or that the notes will be exempt under the securities laws of any state. At the time of the maturity of each note, if a current registration statement for or qualification of the notes is not in effect under the laws of a state in which the holder of the note resides, or an exemption is not available to us under the securities laws of such state, we will not be permitted to automatically renew the note held by the investor living in such state. If the notes may not be renewed because of our failure to maintain an effective registration statement for or qualification of the notes under applicable state securities laws or our failure to otherwise secure an exemption for the renewal under applicable state securities laws, we will be required to repay the notes, which we may not be able to do.

          We have incurred substantial indebtedness that is senior to the notes, and we have the right to incur additional senior indebtedness, which may affect our ability to repay the notes.

          We have incurred and continue to have the right to incur a substantial amount of indebtedness senior to the notes. As of December 31, 2006, we had outstanding indebtedness of $4,074,809, consisting of:

•

$1,400,000 in notes from STEN Credit to Flash Motors relating to a consulting arrangement with Harry March, which were cancelled, along with the consulting agreement, in connection with a settlement agreement dated March 20, 2007 in exchange for the parties entering into a non-solicitation agreement and STEN Credit issuing a new note for $1,400,000 to Flash Motors;

•	two mortgage notes from our indirect subsidiary, BTAC Properties, Inc., to StanCorp Mortgage Investors, LLC for an aggregate of $1,924,809; and

•	borrowings of $750,000 under a loan agreement with Citizens Independent Bank dated January 18, 2006 and last amended January 8, 2007.

          While $750,000 is the maximum available amount under the loan agreement with Citizens Independent Bank, we may repay and reborrow these amounts from time to time through the expiration of loan agreement.

          Since December 31, 2006, STEN Credit incurred $1,250,000 in debt, consisting of a $750,000 loan from Crown Bank by a promissory note dated January 11, 2007 that was repaid on February 13, 2007, and two notes from private lenders, one in the principal amount of $400,000 dated January 2, 2007 one in the principal amount of $100,000 dated January 24, 2007. Additionally, on February 13, 2007, STEN Credit entered into a credit agreement with R.W. Sabes Investment, LLC that permits it to draw up to $3 million from time to time, depending upon certain conditions relating to the collateral securing these obligations.

          This indebtedness and any other indebtedness we incur could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including paying debt senior to the notes, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

•

limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

          If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired. If we are unable to satisfy or refinance our debt obligations as they come due, we may default on our debt obligations.

          We may not be able to generate sufficient cash flow to service our outstanding debt and fund operations.

          Our ability to make scheduled payments on our existing and future indebtedness, including the notes described in this prospectus, will depend upon our subsidiaries’ operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations. We cannot be sure that our subsidiaries will generate sufficient cash flow from operations to enable us to service or reduce our indebtedness or to fund our other liquidity needs. Further, a portion of our existing indebtedness bears interest at rates that are higher than currently prevailing market rates because we obtained this debt financing from private investors. STEN Credit entered into two notes from private lenders, one in the principal amount of $400,000 dated January 2, 2007, and one in the principal amount of $100,000 dated January 24, 2007. The $400,000 note bears interest at 15.875% per annum and the $100,000 note bears interest at 16% per annum. On February 13, 2007, STEN Credit entered into a credit agreement with R.W. Sabes Investment, LLC that permits it to draw up to $3 million from time to time, depending upon certain conditions relating to the collateral securing these obligations. STEN Credit will pay interest at the annual rate of 15% on the outstanding unpaid principal amounts drawn on the credit agreement with R.W. Sabes Investment, LLC. Additionally, on March 20, 2007, STEN Credit entered into a settlement agreement relating to, among other matters, termination of two notes to Flash Motors, Inc. of aggregate principal of $1,400,000 in exchange for a non-solicitation agreement between STEN Credit and Flash Motors, Inc. under which STEN Credit Corporation issued a note for $1,400,000 to Flash Motors, Inc. that bears interest at a rate of 13% per annum.

          Because of the relatively high interest rate of some of our debt, we must generate greater cash flow from our businesses to fund payment of interest. Further, some of our outstanding debt is due and payable in one lump sum at maturity, rather than payable in installments over a period of time, which will require us to manage our cash to cover debt repayment obligations. Our repayment obligations may exceed the cash flow generated by our operations and financing activities in the period immediately preceding the maturity of this debt.

          Although we believe that we will generate sufficient cash flow to make payments of principal and interest on our indebtedness, as well as any additional debt we incur and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient cash flow, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing will be available on commercially reasonable terms, particularly in view of our anticipated high levels of indebtedness, if at all, or that any additional financing can be obtained on satisfactory terms.

          Our management has broad discretion over the use of proceeds from the offering.

          We expect to use the proceeds from the offering to grow our STEN Credit business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to our STEN Credit business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. However, the indenture does not require us to use the proceeds from the offering for any of these specific purposes. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used, may choose not to use the funds to pay down debt that is senior to the notes and may not use the proceeds in ways that further any of our businesses or result in cash flow for payment of our debt. See “Use of Proceeds.”

          We are subject to many restrictions in our agreements with Citizens Independent Bank and R.W. Sabes Investment, LLC.

          The terms of our loan agreement with Citizens Independent Bank impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests including having a minimum working capital of $500,000 and tangible net worth of not less than $5.0 million. As of the end of each quarter, our maximum debt to worth ratio cannot exceed 1.5 to 1.0. This means that the ratio of the amount of debt at any time under the Citizens Independent Bank loan compared to our tangible net worth must be no higher than 1.5 to 1.0. The Citizens Independent Bank loan agreement’s terms and restrictions may also be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee.

          The restrictions of the Citizens Independent Bank loan agreement may also significantly limit or prohibit us from engaging in certain transactions or agreements, including any transaction or agreement to:

•

make or contract to make capital expenditures, including leasehold improvements, in any fiscal year in excess of $750,000 or incur liability for rentals of property in an amount which, together with capital expenditures, in any fiscal year exceed such sum;

•	create, incur or assume indebtedness for borrowed money, including capital leases;

•	sell, transfer, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of our assets or sell with recourse any of our accounts;

•	engage in any business activities substantially different than those in which we are presently engaged;

•	cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change our name, dissolve or transfer or sell any collateral out of the ordinary course of business;

•	pay certain dividends on our stock;

•	loan, invest in or advance money or assets to any other person, enterprise or entity;

•	purchase, create or acquire any interest in any other enterprise or entity; or

•	incur any obligation as surety or guarantor other than in the ordinary course of business.

          Our credit agreement with R.W. Sabes Investment, LLC also significantly restricts the operations of STEN Credit. This credit agreement limits or prohibits STEN Credit, without the consent of R.W. Sabes Investment, LLC, from taking actions to:

•

waive, amend, or vary the terms of any account receivable, chattel paper or any other right to payment or waive or consent to a postponement or other than strict compliance on the part of any debtor, except in the normal course of business;

•	suffer to exist any lien (including any encumbrance or security interest) of any kind upon any of the collateral that is security for the debt to R.W. Sabes Investment, LLC;

•

sell, abandon or otherwise dispose of any material assets or consolidate with, merge into or with or sell (whether in one transaction or in a series of transactions) all or substantially all of its assets to any person;

•	advance funds to any person other than STEN Corporation, incur any indebtedness or enter into a guarantee with respect to the obligations of any person other than STEN Corporation;

•

acquire by purchase of stock or by purchase of assets in exchange for cash, shares of capital stock, or other securities of STEN Credit, any other company or all or any substantial division or portion of the assets and business of any other company; or

•	engage in any transaction with an affiliate of STEN Credit other than on arm’s length terms.

          These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. These restrictions on our business and the business of our subsidiaries may have an adverse impact on our business activities, results of operations and financial condition.

          In addition, the failure to comply with any of the covenants of agreements relating to our outstanding debt, including covenants relating to indebtedness ratios, or any of the covenants of the indenture would cause a default under our loan agreement with Citizens Independent Bank and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable.

          A default or acceleration of one debt agreement may result in the default and acceleration of our other debt agreements (regardless of whether we were in compliance with the terms of such other debt agreements), providing the lenders under such other debt agreements the right to accelerate the obligations due under such other debt agreements. Accordingly, a default, whether by us or any of our subsidiaries, could result in all of our outstanding debt becoming immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. See “Description of the Notes - Restrictive Covenants.”

          You will have only limited protection under the indenture.

          In comparison to the restrictive covenants that are imposed on us by our loan agreement with Citizens Independent Bank and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities and contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes - Events of Default.”

          Our right to redeem the notes prior to maturity may result in reinvestment risk for you.

          We have the right to redeem any note at any time prior to its stated maturity upon 30 days’ written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes - Redemption or Repurchase Prior To Stated Maturity.”

          Sumner Harrington Ltd. may not remain the selling agent for the notes if the distribution and management agreement is terminated.

          The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us upon prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for marketing, selling and administering the notes.

          You may be required to pay taxes on accrued interest on notes prior to receiving cash interest payments.

          Depending on the interest rate and maturity date of your note, your note may be issued with original issue discount. See “Material Federal Income Tax Consequences – Interest Income.” In that case, during the period in which you hold the note, you will be required to recognize ordinary interest income with respect to the notes in excess of the stated interest paid on the notes, and the amount of interest income reported to the Internal Revenue Service may differ from the sum of your cash interest payments in some years. You should consult your tax advisor to determine your tax obligations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the documents that are incorporated by reference into this prospectus, contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Any statements that do not directly relate to historical facts, including those regarding our plans, expectations, estimates, and beliefs, constitute forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings or results from those presently anticipated or projected. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”

          Forward-looking statements give our expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. A number of factors, many of which are beyond our control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The important factors that could cause our actual results to include those discussed in “Risk Factors” in this prospectus and those discussed in “Risk Factors” in any prospectus supplement. We encourage you to read these sections carefully. We will not necessarily update information in this prospectus or incorporated by reference into this prospectus if any forward-looking statement turns out to be inaccurate. We do not undertake and specifically decline any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RATIO OF EARNINGS TO FIXED CHARGES

	Proforma 13-Weeks Ended	13-Weeks Ended	Quarter Ended	Fiscal Year Ended

	12/31/06	12/31/06	12/31/05	Proforma 10/01/06	10/01/06	09/30/05	09/30/04	09/30/03	09/30/02

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	1.05x	1.20x	1.69x

Deficiency of Earnings Available to Cover Fixed Charges	$(952,116)	$(409,788)	$(104,537)	$(2,456,435)	$(287,122)	$(447,496)

          For purposes of calculating the ratios of earnings to fixed charges, earnings represent income before income taxes, equity investments, extraordinary items and fixed charges. Fixed charges represent interest expense plus such portion of the rental expense as is representative of the interest factor. The ratios and amounts noted above for October 1, 2006 (proforma) and the thirteen weeks ended December 31, 2006 (proforma) reflect income (loss) from continuing operations and interest on the notes, as if the notes had been outstanding as of October 1, 2005. For ratios of earnings to fixed charges of less than 1.00x, the deficiency of earnings available to cover fixed charges represents the aggregate increase in proforma earnings or decrease in proforma fixed charges required to bring the ratio to 1.00x.

USE OF PROCEEDS

          If all of the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $23 million of net proceeds from this offering after deducting the selling agent’s commissions and estimated offering expenses payable by us, including document fulfillment expenses of $71,500, a maximum portfolio management fee of $562,500, and media placement and management fees of $541,000 over the course of the notes. See “Plan of Distribution.” The gross proceeds we receive in this offering, and therefore, the net proceeds we may receive in this offering, may vary considerably depending on the length of time we offer the notes, the maturities of the notes sold, our expenses associated with offering the notes, as well as other factors.

          We expect to use the proceeds from the offering to grow our Colfax Financial business of providing automobile loans to consumers and providing floorplan financing to dealers, and to acquire businesses or assets related to our Colfax Financial business. We may also use the proceeds from the offering to develop our EasyDrive Cars and Credit “Buy Here/Pay Here” retail used automobile sales business. However, the indenture does not require us to use the proceeds for these purposes or for any particular purpose. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, we will have broad discretion in determining how the proceeds of the offering will be used and may choose not to use the funds to pay down debt that is senior to the notes.

DESCRIPTION OF THE NOTES

General

          The notes we are offering will represent subordinated, unsecured debt obligations of STEN Corporation. We will issue the notes under an indenture between us and Wells Fargo Bank, National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

          The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinate debt and other financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “- Subordination” below.

          The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “No Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company. You may select the amount (subject to a minimum principal amount of $1,000 in increments of $1.00) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements and the maximum amount of each type of note we are offering, we may not always offer notes with the requested terms. See “Denomination” and “Term” below. We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “Interest Rate” below.

          Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “Book-Entry Registration and Transfer” and “Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture. We may modify or supplement the terms of the notes described in this prospectus in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “Amendment, Supplement And Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination

          You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000 in increments of $1.00. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Terms to Maturity

          The maximum aggregate principal amount of each note we may offer is as follows:

•	$875,000	worth of three month notes

•	$2,500,000	worth of six month notes

•	$7,500,000	worth of one year notes

•	$7,500,000	worth of two year notes

•	$5,000,000	worth of three year notes

•	$250,000	worth of four year notes

•	$1,250,000	worth of five year notes

•	$125,000	worth of ten year notes

          You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms to maturity.

Interest Rate

          The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus. The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder’s immediate family is at least $25,000, $50,000, $75,000 or $100,000. But, in case of a renewal, the interest rates payable at the time may be lower due to market conditions. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder’s sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor’s notes. Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount.

These factors may include, but are not limited to:

•	the desire to attract new investors;

•	whether the notes exceed certain principal amounts;

•	whether the notes are being renewed by existing holders; and

•	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest

          We will compute interest on notes on the basis of a 365-day calendar year. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates

          At the time your subscription agreement is completed, you may elect to have interest paid either monthly, quarterly, semi-annually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “--Rescission Right” below for additional information on your right to rescind your investment.

          The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.

Place and Method of Payment

          We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent

          We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.’s responsibilities as servicing agent will involve certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise discretion with respect to rejecting subscription agreements.

          Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under “Plan of Distribution.” As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in “Plan of Distribution.” The ongoing fee will be paid monthly.

          The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.’s duties and compensation as selling agent under this agreement are described under “Plan of Distribution.” You may contact our servicing agent with any questions about the notes at the following address and telephone number:

Sumner Harrington Ltd.
11100 Wayzata Boulevard, Suite 170
Minneapolis, MN 55305
Telephone: (800) 234-5777
Fax: (952) 546-5585

Book-Entry Registration and Transfer

          The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.

          The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts. Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

          On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders through a paying agent. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

          Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 in increments of $1.00 and fully registered in those names as we direct only if:

•	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

•

after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

          Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right

          A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

          In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

          The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions

          Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption at Maturity

          Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a written notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and a current prospectus or prospectus supplement if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

•

You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

•

You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

•

You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

•

If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to contact the servicing agent by calling, faxing or sending a written request.

          The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

          If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date.

          In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder.

          We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.

          From time to time we will be required to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

Redemption or Repurchase prior to Stated Maturity

          The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption by Us

          We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election upon Death or Total Permanent Disability

          Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

          Repurchase at request of holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders’ notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the discretion of our servicing agent.

          Limitations on requirements to repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders’ right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to these limits. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

          Modifications to repurchase policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers

          The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:

•

The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by our servicing agent.

•	We must provide our written consent to the proposed transfer.

•	We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

•	We or our servicing agent may require a signature guarantee in connection with such transfer.

          Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements; Investor Relations

          Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge holders requesting additional copies of such information a reasonable fee to cover the charges incurred in providing the information.

          Our servicing agent will also manage customer service and investor relations with respect to the notes. The servicing agent will manage:

•	Prospectus delivery and subscription procedures;

•	Inquiries from note holders;

•	Changes in address or account changes for note holders;

•	Preparing and issuing renewal and maturity notices for outstanding notes;

•	Reports and analyses to us, the trustee and note holders as applicable.

          The servicing agent will also direct the paying agent to make interest and principal payments on the notes, and direct the paying agent to issue Form 1099INTs to note holders. The servicing agent expects to develop a web site to facilitate online offers and sales of notes.

Subordination

          The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness including commitments to extend senior debt, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than the existing notes and future offerings of additional renewable unsecured subordinated notes issued under this indenture which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

          The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. Any amount that is drawn under our loan agreement with Citizens Independent Bank or our credit agreement with R.W. Sabes Investment, LLC will be senior to your notes while this debt remains outstanding. Further, any amounts we have guaranteed on behalf of our subsidiaries and any amounts we may guarantee in the future on behalf of our subsidiaries will be senior to your notes while such guarantees are in place. The terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur or guarantees we may make, although our existing senior debt agreements may restrict us from incurring new debt. Our current debt obligations and any future amounts we debt may incur under our existing or future debt facilities, and any amounts we guaranty or any future amounts we guaranty on behalf of our subsidiaries will rank senior to your notes.

          The notes are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

          In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

          We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase, at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue on or to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, unless and until:

•	all defaults and events of default have been cured or waived or have ceased to exist; or

•	the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

	—	179 days after such date; or

	—	the date such default is waived by the holders of the senior debt or otherwise cured; or

	—	the date of the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

          Provided, however, that if any of the blockage events described above has occurred, a senior debt holder may not block payments for more than 180 days out of any 360 day period. But, this 180-day limit applies only to senior debt holders that join in a notice to block payment due to a senior debt default. If other senior debt holders do not join or give notice of a payment blockage, these non-joining senior debt holders may, if applicable, assert a default and a 180-day period will be calculated in accordance with the notice of default provided by such non-joining senior debt holder.

          In addition to being unable to make payments on the notes, in case of default on any senior debt, we cannot issue any new notes or renew any existing notes without a waiver from the holder of senior debt or a written notice from the senior debt holder terminating the payment blockage period.

          Following, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

          Until all senior debt is paid in full or commitments to extend senior debt have terminated, note holders cannot exercise any right to subrogate, or stand in the shoes, of a senior debt holder with respect to any distributions on senior debt. The indenture also requires that note holders agree that senior debt holders have no liability to note holders for actions that senior debt holders take in good faith to assert a default on senior debt, collect senior debt or foreclose on security on senior debt.

No Security; No Sinking Fund

          The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default.

Restrictive Covenants

          The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

          The indenture provides that, so long as the notes are outstanding:

•	we will maintain a positive net worth; and

•

we will not declare or pay any dividends or other payments of cash or other property to our shareholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our shareholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment.

Consolidation, Merger or Sale

          The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

          If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events of Default

The indenture provides that each of the following constitutes an event of default:

•	failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•	failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•

our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

•	defaults in certain of our other financial obligations that are not cured within 30 days; and

•	certain events of bankruptcy or insolvency with respect to us.

          If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “- Subordination”. In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

•	the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

•	the date of acceleration of any senior debt.

          In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

          The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

•	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

•	a waiver that would conflict with any judgment or decree.

          We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver

          Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

          Notwithstanding the foregoing, an amendment or waiver with any of the following consequences will not be effective unless each note holder consents:

•	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

•	reduces the rate of or changes the time for payment of interest, including default interest, on any note;

•

waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;

•	makes any note payable in money other than that stated in this prospectus;

•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

•

makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes; modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

•	makes any change in the foregoing amendment and waiver provisions.

          Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

•	to provide for additional uncertificated or certificated notes;

•

to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

•

to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee

          Wells Fargo Bank, National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

          Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee

          The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee

          Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of our or our Servicing Agent’s Directors, Officers, Employees and Shareholders

          No director, officer, employee, incorporator or shareholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges

          We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities

          We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations by State

          We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.

Backup Withholding

          Backup withholding, currently at a rate of 28%, will apply to any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. See “Material Federal Income Tax Consequences - Reporting and Backup Withholding.”

Lack of Liquidity

          There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Indenture

          The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports

          We currently file annual reports on Form 10-KSB containing financial statements and quarterly reports on Form 10-QSB containing financial information for the first three quarters of each fiscal year. We also furnish or file current reports on Form 8-K for certain events involving our business. We will send copies of these reports, at no charge, to any holder of notes who requests them in writing.

Paying Agent

          We have appointed Wells Fargo to serve as paying agent for the notes. At our or the servicing agent’s direction, Wells Fargo will pay principal and interest on the notes under the terms of any applicable note, pursuant to the indenture and prospectus. Wells Fargo must pay only amounts that we deposit for payment on the notes. We will pay all fees and expenses in connection with the paying agent’s services. Wells Fargo must maintain certain records of note holders’ subscriptions and payments. We have also agreed to indemnify Wells Fargo against any claims that arise from its services as paying agent except for claims resulting from the paying agent’s negligence, bad faith or willful misconduct.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

          The following discussion describes the material United States federal income tax consequences relating to the purchase of the notes from us and ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued under the Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion does not deal with note owners other than original purchasers from us. The discussion assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code and does not discuss the federal income tax consequences applicable to all categories of investors, including banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar, some of which may be subject to special rules. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Our counsel is of the opinion that the following discussion of federal income tax consequences is correct in all material respects. An opinion of our counsel, however, is not binding on the Internal Revenue Service or the courts, and no rulings on any of the issues discussed below will be sought from the Internal Revenue Services.

          You should consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your purchase, ownership and disposition of the notes.

U.S. Holders

          As used herein, the term “U.S. holder” means a beneficial owner of a Note that is for United States federal income tax purposes:

          (1) an individual who is a citizen or resident of the United States;

          (2) a corporation or an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

          (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

          (4) a trust that either (i) is subject to the primary supervision of a court within the United States and over which one or more United States persons have authority to control all of its substantial decisions, or (ii) was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

          If a partnership (or other entity treated as a partnership for United States federal tax purposes) holds our Notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisor.

Characterization of Notes as Debt

          The following discussion assumes that the notes will be characterized as debt for U.S. federal income tax purposes. If, contrary to this assumption, the Internal Revenue Service successfully asserted that one or more of the notes did not represent debt for U.S. federal income tax purposes, those notes might be treated as equity interests. In that case, no distributions from us would be deductible in computing our taxable income, except to the extent that any notes or other securities were treated as debt and distributions to the related holder were treated as payments of interest thereon. Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of our current and accumulated earnings and profits. You should consult your own tax advisor with regard to possible alternative characterizations to you in your particular circumstances.

Interest Income

          Stated interest on a note will be includible in the gross income of a U.S. holder as ordinary interest income at the time it is accrued or received in accordance with such holder’s method of accounting for United States federal income tax purposes.

          If you hold a note issued with original issue discount (“OID”), the provisions of Sections 1271 through 1273 and 1275 of the Code will apply to that note. In general, the amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of the note over its issue price, if such excess equals or exceeds 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder, other than payments of stated interest. The “issue price” of a note is generally the original cost of the note.

          If a note is issued with OID, even if you are a cash method holder, you must include in your gross income, as ordinary income, the daily portion of such OID attributable to each day that you hold the note pursuant to the applicable Code Sections and Treasury regulations promulgated thereunder. The amount of OID included in income by the initial U.S. holder will be the sum of the daily portions of OID with respect to such note for each day during the taxable year (or portion of the taxable year) on which such U.S. holder held such note. The “daily portion” of OID on a note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. The amount of OID allocable to each accrual period is generally equal to the difference between (i) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. Under these rules, you generally will have to include OID in income before the receipt of cash attributable to that income.

Treatment Of Dispositions Of Notes

          Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis of a note generally will equal such holder’s original cost for the note, increased by any accrued but unpaid interest such holder previously included in income with respect to the note and reduced by any principal payments such holder previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in such holder’s income. The capital gain or loss will be long-term capital gain or loss if the note has been held for more than one year. Capital gain or loss from a note held for one year or less will be short-term capital gain or loss. Capital losses generally may be used only to offset capital gains.

Non-U.S. Holders

          The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the notes by a holder that is not a U.S. holder (a “non-U.S. holder”). Special rules, which are not discussed here, apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.

          For purposes of this discussion, any interest income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note will be considered “U.S. trade or business income” if such income or gain is (1) effectively connected with the conduct of a trade or business in the United States or (2) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Interest Income – Non-U.S. Holders

          Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of interest income (including original issue discount) on a note if each of the following requirements is satisfied:

          (1) The non-U.S. holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person;

          (2) The non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock; and

          (3) The non-U.S. holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

          If all of these conditions are not satisfied, a U.S. withholding tax currently at a rate of 30% will apply to interest income (including original issue discount) on the notes, unless either (1) an applicable income tax treaty reduces or eliminates such tax or (2) the interest is U.S. trade or business income (as defined above) and, in each case, the non-U.S. holder complies with applicable certification requirements. In the case of the second exception, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. holder, as described above. In addition, non-U.S. holders that are corporations could be subject to a branch profits tax on such income. Special procedures and certification requirements contained in Treasury regulations apply to partnerships, trusts and intermediaries.

Treatment on Dispositions of Notes – Non-U.S. Holders

          Subject to the discussion of backup withholding below and except to the extent that any payments with respect to a note are attributable to accrued and unpaid interest (which will be treated as discussed above in “Interest Income – Non-U.S. Holders”), generally, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized upon the sale, exchange, redemption, retirement, conversion or other disposition of a note unless:

          (1) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met; or

          (2) the gain is U.S. trade or business income.

          We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.

Reporting and Backup Withholding

          In general, information reporting requirements will apply with respect to certain payments of principal and interest (including original issue discount) on the notes and the proceeds of the sale of a note unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding tax currently at a rate of 28% will apply to such payments if a U.S. holder fails to provide its correct taxpayer identification number (on IRS Form W-9 or a substitute Form W-9) or certification of exempt status or fails to report in full dividend and interest income.

          In general, a non-U.S. holder will not be subject to backup withholding with respect to payments made by us with respect to the notes if the non-U.S. holder has provided us with an IRS Form W-8BEN (or successor form), and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person, although such payments may be subject to certain information reporting. In addition, no backup withholding or information reporting will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain U.S. financial intermediaries if the payer receives the IRS Form W-8 BEN and does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against federal income tax provided the required information is furnished to the IRS in a timely manner.

          THE U.S. FEDERAL TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE IN LIGHT OF A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE BENEFICIAL OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

PLAN OF DISTRIBUTION

          Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

          The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and prospectus supplements. The selling agent plans to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves. The selling agent’s servicing responsibilities are described under “Description of the Notes - Servicing Agent.”

          We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. We advanced $60,000 to the selling agent to be applied toward the due diligence expenses. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities of two years or more, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of less than two years, the gross 3.00% commission will be paid in pro rata installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of less than two years unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us.

          In addition, as our servicing agent, Sumner Harrington Ltd. will manage certain administrative and customer service functions related to the notes, including serving as our registrar and transfer agent and handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written telephonic questions related to the notes. Upon prior written notice to the servicing agent, we may elect to use a different servicing agent. The servicing agent’s responsibilities are described under “Descriptions of the Notes – Servicing Agent.”

          Under the distribution and management agreement, we have also agreed to pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average principal balance of the notes outstanding for its services as servicing agent. In exchange for the annual portfolio management fee, Sumner Harrington Ltd. will manage all customer service functions concerning the notes and act as an agent between us and the purchasers and holders of the notes. The annual portfolio management fee also covers all costs relating to maintenance of the investor relationship after the purchase of notes. This includes, among other things, addressing all investor inquires regarding the notes, the preparation of all confirmations, notices and statements to purchasers and holders of the notes, the coordination of interest payments with us and the paying agent, the establishment and maintenance of records relating to the notes, the preparation of all reports, statements and analyses regarding the notes, and all out-of-pocket expenses for the printing and mailing of confirmations, notices and statements to the purchasers and holders of the notes. See “Description of the Notes - Servicing Agent.” This ongoing fee will be paid monthly. The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.

          The distribution and management agreement may be terminated by either us or Sumner Harrington Ltd. upon giving prior notice.

          We and the selling agent have engaged Sumner Harrington Agency, Inc., an advertising and marketing affiliate of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, advertising consulting, efficiency analysis and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its subservice providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.

          The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the maximum possible amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes and serving as the servicing agent and providing and managing the advertising and marketing functions with regard to the notes. While actual amounts may differ from the percentages and amounts shown in the table, in no event will the total commission plus the total cost of the remaining line items exceed 8.00% of the aggregate principal amount of the notes sold.

Compensation and Reimbursement	% of Offering		Amount(1)

Total commissions	3.000	%(2)	$750,000
Selling agent’s legal counsel fees	0.300%		$75,000
Document fulfillment expenses	0.286%		$71,500
Annual portfolio management fee	2.250%		$562,500
Media placement and management fee	2.164%		$541,000

Total	8.000%		$2,000,000

(1)

All amounts assume the sale of 100% of aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent for commissions, annual portfolio management fees and media placement and management fees will be less. In no event will the compensation paid to the selling agent on its affiliate for commissions, annual portfolio management fees media placement and management fees and other categories exceed the percentage amounts shown, as applied to the notes actually sold.

(2)	Assumes that each note with a term of less than two years is successively renewed for a total of two years.

          The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent’s and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Market for the Notes

          Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

          The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under “Description of the Notes.” Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

LEGAL OPINIONS

          Lindquist & Vennum P.L.L.P. will issue an opinion regarding the legality of the securities offered by this prospectus.

EXPERTS

          The consolidated financial statements of STEN Corporation as of October 1, 2006 and September 30, 2005, and for the years then ended have been incorporated by reference herein in reliance upon the report of Virchow, Krause & Company, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

          We “incorporate by reference” into this prospectus certain information that we have filed with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below:

•

Annual Report on Form 10-KSB for the year ended October 1, 2006 filed on December 21, 2006 and Amendment No. 1 to Annual Report on Form 10-KSB for the year ended October 1, 2006 filed on January 26, 2007; and

•	Quarterly Report on Form 10-QSB for the period ended December 31, 2006 filed on February 14, 2007;

•	Definitive proxy statement for our 2007 annual meeting of shareholders filed on March 8, 2007; and

•

Current Report on Form 8-K dated February 15, 2007 describing under Item 1.01 “Entry into a Material Definitive Agreement” our entry into leases for used car sales lots in Tucson, Arizona and Phoenix, Arizona, and under Item 8.01 “Other Events” disclosing certain risks applicable to our “Buy Here/ Pay Here” retail used car business;

•

Current Report on Form 8-K dated March 20, 2007 describing (i) under Item 1.01 “Entry Into a Material Definitive Agreement” STEN Credit Corporation’s entry into a settlement agreement relating to, among other things, the termination of our consulting agreement with Flash Motors, Inc. and the termination of two notes issued to Flash Motors, Inc. in exchange for a non-solicitation agreement between STEN Credit Corporation and Flash Motors, Inc. under which STEN Credit Corporation issued a note for $1,400,000 to Flash Motors, Inc. and (ii) under Item 8.01 “Other Events” a change in the corporate name of our indirect subsidiary from “Colfax Financial Corporation” to “STEN Credit Corporation.”; and

•	Current Report on Form 8-K dated April 2, 2007 describing under Item 8.01 “Other Events” the appointment of Robert Rolfson as the President and Chief Operating Officer of STEN Credit Corporation.

          We will provide to each person, including any beneficial owner of the notes, to whom this prospectus is delivered, a copy of any or all reports or documents that have been incorporated by reference in this prospectus contained in the registration statement but not delivered with the prospectus upon written or oral request. We will deliver these reports or documents at no cost to the requester. You may request these reports or documents by writing to or telephoning us at:

STEN Corporation
Attn: Chief Financial Officer
10275 Wayzata Blvd., Suite 310
Minnetonka, Minnesota 55305
(952) 545-2776

          You may also request these documents via email at info@stencorporation.com.

          You may also get these documents from our website under “Investor Relations” at www.stencorporation.com under the Investors tab.

          You should rely only on the information included or incorporated by reference in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if we also deliver a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our website is not a part of this prospectus or a prospectus supplement.